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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUMMIT SECURITIES GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND STREET, 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. MARK E. FIELD **(212) 897-5401**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

SUMMIT SECURITIES GROUP LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

SUMMIT SECURITIES GROUP LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Summit Securities Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Summit Securities Group LLC (a limited liability company) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Securities Group LLC as December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

SUMMIT SECURITIES GROUP LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 1,464,971
Due from clearing broker	10,263,375
Securities owned, at fair value	5,880,000
Commission receivable	81,160
Interest receivable	203,115
Property and equipment, net of accumulated depreciation and amortization of $189,412	528,514
Other assets	643,364
TOTAL ASSETS	$ 19,064,499

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 8,489,348
Accrued expenses and other liabilities	1,078,246
Liabilities subordinated to claims of general creditors	6,100,000
Total liabilities	15,667,594
Commitments and contingencies (Notes 7 and 10)	
Members' equity	3,396,905
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 19,064,499

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Summit Securities Group LLC (the "Company") was formed under the laws of the state of Delaware in 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in brokerage and investment banking and is registered under the rules of the Securities and Exchange Act of 1934. Summit Research Holdings Inc. ("Summit Research") owns an 80% interest in the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Securities transactions and related revenues are recorded in the statement of financial condition on a trade-date basis. Interest income is recorded on accrual basis.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, are valued at fair value. Fair value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon quoted prices by unaffiliated market makers that regularly trade similar securities. The resulting difference between cost and market is included in current income. At December 31, 2008, securities owned and securities sold, not yet purchased, consisted of fixed-income debt securities and amounted to $5,880,000 and $8,489,348, respectively.

Fair value measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 5).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated over the useful lives of the assets under the straight line method. For leasehold improvements, amortization is provided over the shorter of the useful life or the lease term.

Income taxes

As a limited liability company, the Company is treated as a partnership for income tax purposes. Accordingly, no provision for has been made for Federal or state income taxes, since the taxable income or loss of the Company is included in the returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 statement of financial condition.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

NOTE 3. DUE FROM CLEARING BROKER

Due from clearing broker includes proceeds from securities sold short, net receivables and payables on securities transactions, and deposits with the clearing broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. The Company's clearing operations are provided by one broker. The clearing broker has the right to charge the Company for any losses that result from a customer's failure to complete the security transactions.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT PURCHASED

Securities owned may be pledged to the clearing brokers on terms that permit the clearing brokers to sell or re-pledge the securities to others, subject to certain limitations.

NOTE 5. FAIR VALUE MEASUREMENTS

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. At December 31, 2008, substantially all of the securities owned and securities sold, not yet purchased consisted of fixed-income debt instruments and are considered to be Level 3.

NOTE 5. FAIR VALUE MEASUREMENTS (CONTINUED)

The changes in investments measured at fair value for which the Partnership has used Level III inputs to determine fair value are as follows.

December 31, 2007	
Securities owned	$ 2,875,660
Securities sold, not yet purchased	3,971,875
Net securities positions	$ (1,096,215)
Balance December 31, 2007	$ (1,096,215)
Purchase (sales) net	5,678,041
Realized and unrealized gains, net	(7,191,174)
Balance December 31, 2008	$ (2,609,348)
December 31, 2008:	
Securities owned	$ 5,880,000
Securities sold, not yet purchased	8,489,348
Net securities positions	$ (2,609,348)
Changes in unrealized gains included in earnings related to investments still held at reporting date	$ 60,733

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008, consisted of the following:

Leasehold improvements	$ 312,585
Furniture and fixtures	166,849
Equipment	111,352
Computer and monitors	127,140
	717,926
Less: accumulated depreciation and amortization	(189,412)
Property and equipment, net	$ 528,514

NOTE 7. COMMITMENTS AND CONTINGENCIES

At December 31, 2008, the Company is obligated under a lease for office and storage space, which expires on October 31, 2014. The lease provides for increases in operating expenses over base year amounts.

Approximate future minimum annual rental payments under the lease are as follows:

Year ending December 31:	
2009	$ 375,000
2010	375,000
2011	390,000
2012	396,000
2013	396,000
Thereafter	329,000
	$ 2,261,000

The Company maintains a collateral account with a financial institution amounting to about $475,000 as security for a letter of credit issued in favor of the landlord relating to its operating lease, which is included in other assets in the statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of approximately $5,429,000 which was $5,329,000 in excess of the amount required. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE 9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under subordinated agreements expire on November 30, 2010, and bear interest at rates 8% per annum. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense on these subordinated borrowing amounted to approximately $498,000 during the year ended December 31, 2008.

NOTE 10. OFF -BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Also, all of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may be required to purchase securities at a higher value than that recorded in the statement of financial condition.

NOTE 11. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes its is not subject to any significant credit risk on cash.

Substantially all of the Company's cash is held in accounts at a major financial institution and, therefore, is subject to the credit risk of the financial institution.

Substantially all of the Company's due from clearing brokers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

NOTE 12. RELATED PARTY TRANSACTIONS

As more fully described in Note 9, the Company is indebted for a borrowing that is subordinated to the claims of other creditors. The debt is payable to the member. The Company incurred interest on the subordinated borrowing of approximately $498,000 during the year, which is included in the statement of operations. At December 31, 2008, accounts payable and accrued expenses includes $83,000 in unpaid interest on this obligation.

During 2008, an affiliate allocated approximately $165,000 in costs to the Company in connection with its formation.